SEMGROUP CORPORATION

Two Warren Place

6120 S. Yale Avenue, Suite 700

Tulsa, OK 74136-4216

November 5, 2010

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SemGroup Corporation
Registration Statement on Form 10, as amended
File No. 001-34736

Ladies and Gentlemen:

In accordance with Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended, SemGroup Corporation, a Delaware corporation (the “Company”), hereby requests that the effective date of the Registration Statement on Form 10 referred to above be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on November 9, 2010, or as soon thereafter as is practicable. The New York Stock Exchange has approved the listing of the Company’s Class A common stock on the New York Stock Exchange. The Company seeks to begin trading on the New York Stock Exchange around the middle of next week. To achieve the Company’s objectives under its plan of reorganization, it is important that the Form 10 be declared effective as requested herein, and we greatly appreciate the staff’s efforts to accommodate the Company’s timeline.

In connection with the foregoing request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact our outside counsel, Robert J. Melgaard of Conner & Winters, LLP, at (918) 586-8973. Please notify Mr. Melgaard at your earliest convenience after the Company’s Registration Statement on Form 10 has been declared effective.

Very truly yours,

SEMGROUP CORPORATION

By:	/s/ Candice L. Cheeseman
Candice L. Cheeseman
General Counsel and Secretary